[Howard Bancorp, Inc. letterhead]

December 12, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Howard Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-214333 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Howard Bancorp, Inc. hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:00 p.m., Eastern Time, on December 13, 2016, or as soon thereafter as practicable.

Very truly yours,

HOWARD BANCORP, INC.

By:	/s/ Mary Ann Scully
Mary Ann Scully
President and Chief Executive Officer